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WRITER’S EMAIL ADDRESS:

john.reiss@shearman.com
March 29, 2012

Via Email and EDGAR Correspondence Filing

Mr. Jim O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: Cantor Opportunistic Alternatives Fund, LLC (the “Fund” or the “Company”)
(File Nos. 005-84076 and 811-21943)

Dear Mr. O’Connor:

This letter responds to comments that you provided on March 19, 2012 to the Company’s PRE-14A filing on Schedule 14A, as filed on March 9, 2012 (the “Proxy Statement”).  Below, I identify your comments and offer our responses.  Our responses are organized in the order that the text relevant to the comments appears within the Proxy Statement1.

We note that, unless addressed below, all comments that suggested only the inclusion or revision of certain specific language (perhaps with related background commentary) will be incorporated into the definitive Proxy Statement.

I.	Q&A Section- How Does the Proposed New Agreement Differ from Previous Arrangements with Cadogan?

1.
COMMENT: With respect to CFIA being indemnified for acts, omissions or transactions entered into by Cadogan, the Fund’s previous investment adviser, you asked us to:  “Please explain what is meant by ‘indemnified’.  Does it mean simply that the new adviser is protected from being sued by

1	Capitalized terms used herein but not defined have the meaning ascribed to them in the Proxy Statement.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Jim O’Connor

the fund for the actions of the old adviser?  As a practical matter, the disclosure on page 19 states that there was no Section 15(f)(1) sale of the old adviser’s business.  Why then is the new adviser protecting itself from kinds of liabilities that arise from stepping into the shoes of the old adviser?  Does the Section 17(h) of the ICA [the Investment Company Act of 1940, as amended] standard of care apply?”

RESPONSE:  The Proposed Investment Advisory Agreement2, specifically in Sections 4(a) and 5(b) thereof, provides for a limitation of liability and indemnification by the Fund with respect to certain acts or omissions to act by Cadogan, the Fund’s previous investment adviser.  The limitation of liability reduces CFIA’s exposure to being sued by the Fund for actions of Cadogan.  The indemnification provides that the Fund may be liable for certain costs and expenses incurred by CFIA to the extent arising from the actions or omissions of Cadogan.

As you note, the Fund does not view the transition of its advisory arrangements as a Section 15(f)(1) sale.  In light of the fact that Cadogan is winding down as a business, however, the Fund appreciates the willingness of CFIA to step in and serve as the Fund’s investment adviser.  In agreeing to this role, CFIA is concerned with having liability for advisory activity that occurred prior to CFIA’s involvement with the Fund.  The provision in question is intended to give CFIA a clean start in taking on the management of the Fund.

Yes, the standard of care required by Section 17(h) of the Investment Company Act applies.  Consistent with the statute, Section 5(b) of the Proposed Investment Advisory Agreement provides no limitation of liability for CFIA’s own willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties.

2.
COMMENT:  With respect to the Fund lending assets, borrowing from banks, or trading on margin, you asked us to: “Please confirm that any lending, borrowing, and trading on margin referred to by this provision is consistent with and limited to the Fund’s policies described in the Fund’s registration statement.  Please explain why, if the adviser’s lending, borrowing, and margin activities are determined by the Fund’s policies, it is necessary to refer to them in the advisory agreement.”

2	We note that the form of the Proposed Investment Advisory Agreement is included as Annex A to the Proxy Statement.

Mr. Jim O’Connor

RESPONSE:  The Fund confirms that any ability to lend, borrow or trade on margin, as referred to in this provision, is limited by the Fund’s policies as described in the Fund’s registration statement.  CFIA and the Fund agreed, however, that it was appropriate to clarify in the advisory agreement, including for the benefit of potential counterparties, the authority of the Fund’s adviser to engage in such activities to the extent permitted by the Fund’s investment policies.

3.
COMMENT:  With respect to the limitation on the Fund’s ability to hire or utilize additional investment advisers without CFIA’s consent, you asked us to: “Please explain the meaning and purpose of this provision.  Explain why this provision is not an impermissible intrusion on the board’s power under the fund’s charter or state law.  Explain why this provision does not, in effect, grant the new adviser a veto on board action that amounts to violation of Section 16(a) of the ICA and a veto on shareholder action that amounts to a violation of Section 18(i) of the ICA.”

RESPONSE:  This provision is meant to establish an exclusive relationship with CFIA as the Fund’s investment adviser.  That said, this provision in no way infringes on the right of the Fund to terminate its advisory relationship with CFIA, which pursuant to Section 12(b)(1) of the Proposed Investment Advisory Agreement, can be done by the Fund’s Board or by the vote of a majority of the outstanding voting securities of the Fund, in each case upon 60 days’ prior written notice to CFIA.

The Fund’s limited liability company agreement (i.e., its charter) provides broad authority to the Fund’s Board to enter into contracts on behalf of the Company, and no restriction is placed on that authority with respect to entering into exclusive arrangements with service providers (e.g., the Fund’s investment adviser).

While Section 16(a) of the Investment Company Act includes certain requirements for the election of directors, it does not set out specific Board powers or rights that may or may not be modified by contract.  Additionally, Section 15(a) of the Investment Company Act provides that shareholder approval of an investment advisory contract is required, but does not mandate that a fund’s shareholders must have a right to appoint a second investment adviser.  Likewise, Section 18(i) mandates equal voting rights among Fund shareholders, but CFIA’s consent right in this regard would exist pursuant to contract, not pursuant to the ownership of equity in the Fund.  Section 18(i) does not expressly mandate any particular matters that shareholders must be entitled to vote upon.  For the reasons mentioned above, the Fund does not believe that CFIA’s consent right is inconsistent with the Investment Company Act.

Mr. Jim O’Connor

Additionally, the Fund is not aware of any Delaware law that expressly or implicitly prohibits the Fund’s Board from authorizing the Fund to enter into an advisory contract that provides the adviser a consent right with respect to the appointment of additional investment advisers.

4.
COMMENT:  With respect to the limitation on the Fund’s ability to change custodians without CFIA’s consent, you asked us to: “Please explain to us why this limitation on the Fund’s ability to choose its custodian is not a limitation on the prerogatives of the board that is inconsistent with state law.  Please confirm to us that this provision is not inconsistent with Section 17(f) of the ICA.”

RESPONSE:  Upon further review in response to your comment, the Fund realizes that the relevant disclosure in the Proxy Statement was incorrectly worded.  The Proposed Investment Advisory Agreement does not give CFIA a right to consent to a change of custodian but rather, pursuant to Section 7(e) thereof, a right to simply receive prior notice of such a change.  The Fund will revise the disclosure accordingly.  Without needing to discuss whether a consent right is inconsistent with Section 17(f), the Fund confirms that it does not see any inconsistency between this prior notice provision and Delaware law or Section 17(f) of the Investment Company Act.

5.	COMMENT: You asked us to “Please explain why it is necessary for the Fund to represent that the ‘offering memorandum is accurate’ in the advisory contract.”

RESPONSE:  Although technically not necessary for the Fund to make this representation in an advisory contract, in negotiating the Proposed Investment Advisory Agreement, CFIA requested and the Fund agreed to provide assurance as to the accuracy in all material respects of the Fund’s offering memorandum, which is part of the Fund’s registration statement on Form N-2.  The representation was the result of the commercial negotiation between the Fund and CFIA.

II.	Q&A Section- What Disadvantages Are There To CFIA Being The Fund’s Investment Adviser?

1.
COMMENT:  With respect to the statement that CFIA becoming the Fund’s investment adviser contributes to the continued viability of the Fund, you asked us “Who or what is ‘contributing to the continued viability of the Fund’”.

Mr. Jim O’Connor

RESPONSE:  CFIA, in becoming the Fund’s investment adviser, is contributing to the continued viability of the Fund because the Fund requires an investment adviser to operate.  Cadogan, the Fund’s previous adviser, determined that eventually it would wind down as a business and is currently in the process of doing so.  For that reason, a replacement adviser became necessary for the continued viability of the Fund.  The Board considered several alternatives and determined that the engagement of CFIA was in the best interests of the Fund.  If CFIA had not agreed to become the Fund’s investment adviser, the Fund’s Board would have been asked to further consider alternatives, likely in light of whether such alternatives promote the continued viability of the Fund.

III.	Proposal 1- Summary of Proposed Investment Advisory Agreement

1.
COMMENT:  Referring to a statement that the Fund’s described investment process represents a continuation without interruption of the investment program that had been employed by Cadogan on behalf of the Fund, you stated: “Given the statements in this section, please explain to us, as requested previously, why the [new] contract has a provision authorizing lending, borrowing, and margin trading.”

RESPONSE:  As discussed in our response to item I.2. above, this provision is not intended as an expansion of the Fund’s current ability to engage in such activities, but rather as a clarification of the Adviser’s authority to engage in such activities on behalf of the Fund, subject to the Fund’s investment policies as described in the Fund’s registration statement.  As such, the Fund sees no inconsistency between this provision and the Fund’s policies or the idea that the Fund, with CFIA as investment adviser, will continue with the Fund’s investment program as described in the Fund’s registration statement.

IV.	Proposal 1- General Information about CFIA- Executive Officers and Directors

1.	COMMENT: You asked us to provide a brief explanation of CFIA’s “short-term notes strategy”, which is described as one of CFIA’s main investment strategies.

RESPONSE:  CFIA’s short-term notes strategy consists of providing advisory services to one or more financing vehicles that issue highly rated short-term notes to investors.  The proceeds from such issuances are then used to make fully collateralized loans to counterparties.  It is not anticipated that the Fund will have any involvement in this strategy.

Mr. Jim O’Connor

V.	Proposal 1- Board Review of Investment Advisory Agreements- Proposed Investment Advisory Agreement

1.	COMMENT: You asked us to clarify the meaning of the following statement: “…material profitability to CFIA from the Fund would require a significant increase in the Fund’s assets.”

RESPONSE:  The Fund’s assets are currently below the range at which CFIA could be expected to make a meaningful profit from serving as the Fund’s investment adviser in accordance with the fee structure described in the Proposed Investment Advisory Agreement.  The Board took account of this profitability-related information in connection with its consideration of the Proposed Investment Advisory Agreement.  CFIA views the Fund as a desirable investment product with growth potential, however, and has committed resources to the management of the Fund.

2.
COMMENT:  Referring to an earlier comment (see I.1 above) you asked us again to clarify the provision in the proposed CFIA contract whereby CFIA does not have liability and is indemnified by the Fund with respect to acts or omissions of Cadogan or Fund agreements or transactions entered into by Cadogan.

RESPONSE:  Please see our response to Item I.1. above.

VI.	Proposal 2- Election of Independent Director

1.	COMMENT: Referring to Item 407(h) of Reg S-K applied through Item 22(b)(11) [of the Schedule 14A instructions], you asked us to disclose whether the Fund has a lead independent director.

RESPONSE:  The Fund does not have a “lead” independent director.  Given the relatively small size of the Fund’s Board, no separate role for a “lead” independent director has been judged necessary.  The Fund will add disclosure to this effect in the definitive Proxy Statement.

2.
COMMENT:  Referring to Item 401(f)(7) and (8) of Reg S-K applied through Item 22(b)(12) [of the Schedule 14A instructions], you asked whether, going back ten years, there are any legal proceedings against the nominee.  If there are, you asked that we disclose them.

Mr. Jim O’Connor

RESPONSE:  There are no legal proceedings against Mr. Bond that would be required to be disclosed by Item 401(f) of Reg S-K, as applied through Item 22(b)(12) of the Schedule 14A instructions.

3.
COMMENT:  With respect to the “Other Directorships” column in chart that lists details for each director, you stated: “Confirm to us that all other directorships held by the directors during the past five years are disclosed in this column.  See Item 22(b)(4)(ii) [of the Schedule 14A instructions].  We suggest it would be simpler to demonstrate compliance with this item by adding ‘during the past five years’ to the heading.”

RESPONSE:  The Fund confirms that all other directorships held by directors during the past five years and required to be disclosed by the Schedule 14A instructions will be included in this column.  In the definitive Proxy Statement, the Fund will also add “during the past five years” to the column heading as you suggest.

VI.	Proposal 2- Board Committees

1.
COMMENT:  Referring to Item 407(h) of Reg S-K applied through Item 22(b)(11) of the Schedule 14A instructions, you asked us to disclose why the Fund’s leadership structure is appropriate in light of the specific characteristics or circumstances of the Fund.

RESPONSE: The organization of the Fund’s Board reflects the judgment of the directors that it is in the interests of the Fund and its shareholders to have a representative of the Fund’s investment adviser, who is familiar with the day-to-day operations of the Fund, preside at Board meetings, supervise the Board agenda and otherwise serve as the “lead” director both at meetings and in overseeing the business of the Fund between meetings.  The Fund’s directors believe that the fact that the Board’s Chair is not independent does not unduly limit the role of the independent directors, including because the overall small size of the Board assures significant participation by every Board member and because a majority of the Board is comprised of independent directors.3

It is also the judgment of the Fund’s directors that there are efficiencies in having working committees responsible for specific aspects of the Board’s business and that certain types of responsibilities are especially appropriate to be handled by committees of the Board that are comprised solely of the independent directors, such as the Nominating and Compensation Committee and Audit Committee.

3
Additionally, although the Fund does not currently consider Mr. Matthew Jenal to be an “independent director” by reason of his prior affiliation with Cadogan, the Fund’s previous adviser, Mr. Jenal has no affiliation with CFIA.

Mr. Jim O’Connor

In reaching these judgments, the Fund’s directors considered the Board’s working experience and committee structures, legal requirements under applicable law, including the Investment Company Act, the perceived expectations of shareholders, information available on industry practice generally, the nature of underlying investment programs, and the relationship between the Fund and its principal service providers.  The Board may consider different leadership structures in the future and make changes to these arrangements over time.

We will include in the definitive Proxy Statement the preceding three paragraphs of disclosure.

VII.	Proposal 2- Director Qualifications

1.	COMMENT: Referring to Item 407(c)(2)(vi) of Reg S-K applied through Item 22(b)(15)(ii)(A) of the Schedule 14A instructions, you asked us to clarify whether the Board has a formal diversity policy.

RESPONSE:  While the Fund does not have a formal diversity policy, the Board, when replacing or appointing a new director, will review the qualities and attributes of a Board nominee in the context of other Board members, and will assess certain skills, experiences or other characteristics with a view to whether they may be beneficial to the Board.  Such characteristics may, but are not required to, include diversity, including diversity of backgrounds and experience.

           The Company acknowledges that should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Proxy Statement have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Proxy Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Proxy Statement have been adequately addressed, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosures in the final Proxy Statement.  The Company further acknowledges that they may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments, and we’d greatly appreciate your feedback as soon as possible.  I am reachable at (212) 848-7669 and my colleague Jesse Kanach is at (202) 508-8026.

Mr. Jim O’Connor

Very truly yours,

/s/ John D. Reiss

John D. Reiss

cc:	Jesse Kanach (S&S)
Nathan Greene (S&S)